

Mail Stop 3233

November 20, 2017

<u>Via E-Mail</u>
Mark Blocher
Hall Structured Finance II, LLC
2323 Ross Avenue, Suite 200
Dallas, Texas 75201

> **Re: Hall Structured Finance II, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted October 24, 2017**
> **CIK 0001720014**

Dear Mr. Blocher:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part II – Offering Circular</u>

<u>General</u>

1.   Please include the information required by Item 12 of Form 1-A.

2.   Please revise your disclosure to address whether you are relying upon an exemption from registration under the Investment Company Act of 1940 and to discuss any risks associated with such reliance.

3.   We note your disclosure throughout that certain proceeds of this offering will be used to "make advances of funds to protect our investments in the existing Financings." Please revise your disclosure to provide context for such advances.

Description of Business

Our Business Activities, page 24

4. We note your disclosure that information in the IRR table has been subjected to certain agreed upon procedures performed by your accounting firm as outlined in their report. Please revise to summarize these procedures and to clarify whether these numbers were audited by your accounting firm.

Loan Pipeline, page 26

5. Please revise your disclosure to state that there can be no assurance that you will originate the $255,000,000 in prospective new first mortgage loans and to clarify which step in the loan origination process you are in with respect to these eleven pipeline loans.

Management Compensation, page 33

6. We note that the Management Fee is intended to cover "payroll costs attributable to personnel engaged in the work and affairs of HSF." Please tell us whether the Management Fee will be used to cover such payroll costs attributable to any individual serving as an officer of the issuer.

7. Please revise to disclose the operating expenses that you are contractually obligated to reimburse to the Manager, per Section 3.02 of the Management Agreement.

Remedies if an Event of Default Occurs, page 43

8. We note your disclosure that a holder is entitled to bring a lawsuit for the payment of money due on the debentures on or after the due date. Please balance this disclosure with the limitation on such suits described in Section 6.5 of the Debenture Purchase Agreement.

9. We note your disclosure that holders of a majority in principal amount of the debentures may waive past defaults, with certain exceptions. Please revise your disclosure to also reference the ability of the holders of a majority in principal amount of the debentures to postpone the payment of interest for up to three years from the original payment due date without any penalty or interest thereon, per Section 6.4(2) of the Debenture Purchase Agreement.

Part III

16. Exhibits

10. Please file a legality opinion as an exhibit as required by Item 17(12) of Form 1-A.

11.   Please revise to include a consent from your independent accounting firm for the use of its report on your financial statements in the registration statement.

<u>Signatures</u>

12.   Please include the required signatures as set forth in the Instructions to Signatures of Form 1-A.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Ken Betts, Esq.
       Winston and Strawn LLP